PROSPECTUS

                          [BankAtlantic Bancorp logo]

              3,000,000 SHARES CLASS A COMMON STOCK (NON-VOTING)
        $100,000,000 5.625% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2007
                                ---------------
     All of the shares of Class A Common Stock of BankAtlantic Bancorp, Inc. (the "Company") offered hereby are being issued and sold by the Company. The 5.625% Convertible Subordinated Debentures Due 2007 (the "Debentures") of the Company will mature on December 1, 2007 and will accrue interest at the rate of 5.625% per annum from the date of delivery. The Debentures are convertible at any time prior to maturity, unless previously redeemed, into shares of Class A Common Stock of the Company at a conversion price of $16.18 per share (equivalent to a conversion rate of 61.805 shares per $1,000 principal amount of Debentures), subject to adjustment in certain events. On November 20, 1997, the last sale price of the Class A Common Stock on the New York Stock Exchange (symbol: BBX) was $13.375 per share. The Class A Common Stock has no voting rights other than as may be required by Florida law. See "Description of Capital Stock".

     Interest on the Debentures is payable semiannually in arrears on each June 1 and December 1, commencing June 1, 1998. The Debentures are redeemable at any time on or after December 1, 2000 at the option of the Company, in whole or in part, at fixed redemption prices set forth herein, together with accrued interest to the redemption date. The Debentures are not subject to any sinking fund. The Debentures will be unsecured general obligations of the Company subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. See "Risk Factors--Subordination."

     The Debentures will initially be issued in the form of one or more global securities to be registered in the name of the nominee of The Depository Trust Company. See "Description of the Debentures-Book Entry, Delivery and Form." Prior to this Offering, there has been no public market for the Debentures. The Debentures have been approved for quotation on the Nasdaq SmallCap Market under the symbol "BANCH".

     The offering of the shares of Class A Common Stock and the offering of the Debentures contemplated hereby are being conducted concurrently; however, neither offering is contingent upon the other being consummated.

SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                                ---------------
 THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT
  INSURED BY THE SAVINGS ASSOCIATION INSURANCE FUND OR THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
                                 ---------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

================================================================================
                                  PRICE TO     UNDERWRITING   PROCEEDS TO
                                   PUBLIC      DISCOUNT(1)    COMPANY(2)
--------------------------------------------------------------------------------
Per Share   ..................    $13.375         $0.77         $12.605
Total Class A Common Stock ...  $40,125,000     $2,310,000    $37,815,000
--------------------------------------------------------------------------------
Per Debenture  ...............     $1,000         $32.50        $967.50
Total Debentures  ............  $100,000,000    $3,250,000    $96,750,000
--------------------------------------------------------------------------------
Total Offering(3) ............  $140,125,000    $5,560,000    $134,565,000
================================================================================
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(2) Before deducting expenses payable by the Company, estimated to be approximately $375,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Class A Common Stock at the Price to Public less Underwriting Discount for the Class A Common Stock, solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company for the
    Class A Common Stock will be $46,143,750, $2,656,500 and $43,487,250, respectively. See "Underwriting."

     The shares of Class A Common Stock and the Debentures are each offered by the Underwriters subject to receipt and acceptance by them, prior sale and the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify either offer without notice. It is expected that delivery of the shares will be made against payment therefore on or about November 26, 1997. It is expected that delivery of the Debentures will be made in book-entry form through the facilities of The Depository Trust Company on or about November 26, 1997 against payment therefor in immediately available funds.

   Ryan Beck & Co.                              Tucker Anthony Incorporated


                The date of this prospectus is November 20, 1997

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF EITHER THE CLASS A COMMON STOCK OR THE DEBENTURES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF CLASS A COMMON STOCK OR DEBENTURES FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN EITHER THE CLASS A COMMON STOCK OR THE DEBENTURES, AS APPLICABLE, OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE CLASS A COMMON STOCK OR THE DEBENTURES, AS APPLICABLE, THE IMPOSITION OF PENALTY BIDS AND THE PURCHASE OF SHARES OF CLASS A COMMON STOCK PRIOR TO THE PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE CLASS A COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               ----------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement"), of which this Prospectus is a part, under the Securities Act with respect to the Class A Common Stock and the Debentures. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." For further information with respect to the Company, the Class A Common Stock and the Debentures, reference is made to the Registration Statement, including the exhibits thereto and the documents incorporated herein by reference. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

                               [GRAPHIC OMITTED]
                               DESCRIPTION TO COME














     The Company's principal executive offices are located at 1750 E. Sunrise Boulevard, Fort Lauderdale, Florida and its telephone number is (954) 760-5000.

                                    SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WITH RESPECT TO THE CLASS A COMMON STOCK WILL NOT BE EXERCISED. THE BOARD OF DIRECTORS PREVIOUSLY DECLARED A FIVE FOR FOUR COMMON SHARE STOCK SPLIT OF THE COMPANY'S COMMON STOCK, PAR VALUE $.01 PER SHARE, EFFECTED IN THE FORM OF A 25% STOCK DIVIDEND ISSUED IN SHARES OF CLASS A COMMON STOCK, TO ALL OF THE COMPANY'S COMMON SHAREHOLDERS IN AUGUST 1997. WHERE APPROPRIATE, AMOUNTS THROUGHOUT THIS PROSPECTUS HAVE BEEN ADJUSTED TO REFLECT THE STOCK SPLIT.

                          BANKATLANTIC BANCORP, INC.

     BankAtlantic Bancorp, Inc. (the "Company") is a unitary savings bank holding company organized in April 1994 under the laws of the State of Florida for the purpose of becoming the holding company for BankAtlantic, A Federal Savings Bank ("BankAtlantic"). At June 30, 1997, the Company had consolidated total assets of approximately $2.73 billion and total stockholders' equity of approximately $153.6 million. The Company owns all of the outstanding capital stock of BankAtlantic. BFC Financial Corporation ("BFC"), which is controlled by the Chairman and Vice Chairman of the Company, owned at June 30, 1997 4,876,124 shares or approximately 46% of the Company's issued and outstanding Class B Common Stock and 4,287,712 shares or approximately 36% of the Company's issued and outstanding Class A Common Stock.

     BankAtlantic is a federally-chartered, federally-insured savings bank organized in 1952, which provides traditional retail banking services and a full range of commercial banking products and related financial services. The principal business of BankAtlantic is attracting checking and savings deposits from the public and general business customers and using these deposits to originate commercial real estate and business loans, residential real estate loans and consumer loans, to purchase wholesale residential loans from third parties and to make other permitted investments including investments in mortgage-backed securities, tax certificates and other investment securities.

     BankAtlantic operates through 62 branch offices located primarily in Dade, Broward and Palm Beach Counties in South Florida. As reported by an independent statistical reporting service, BankAtlantic is currently the largest independent savings bank headquartered in the State of Florida and second in size among all independent financial institutions headquartered in the State of Florida based on deposits at March 31, 1997, the most recent date utilized by such reporting service. The rapid pace of consolidation among Florida's depository institutions has been reflected in the acquisition of many local competitors by out-of-state institutions, which has resulted in many cases, in remote decision making on larger loans. BankAtlantic considers itself to be a community bank, able to compete against regional and super regional institutions by offering personalized service and fast decision making. Further, the Company believes that this rapid consolidation, including the recent announcement by NationsBank Corporation of its acquisition of Barnett Banks, Inc., the largest financial institution headquartered in Florida, will result in additional opportunities for the Company. Such opportunities include the potential for new and expanded customer relationships as well as the opportunity to acquire bank branches from NationsBank which are expected to be divested by NationsBank as part of its announced integration of the combined operations.

     BankAtlantic's deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC") primarily through the Savings Association Insurance Fund (the "SAIF"), with a small portion insured through the Bank Insurance Fund ("BIF"), both of which are administered by the FDIC. BankAtlantic is regulated and examined by the Office of Thrift Supervision (the "OTS") and the FDIC. Such regulation is intended for the protection of depositors.

                              OPERATING STRATEGY

     The Company's business strategy entails (i) emphasizing commercial real estate and business loan and consumer loan originations; (ii) focusing on non-interest income; (iii) promoting transaction, non-interest bearing and escrow accounts; (iv) improving market penetration through de novo branching and acquisitions; and (v) increasing the range of banking services. While pursuing this strategy, management remains committed to maintaining asset quality, managing interest rate risk and enhancing profitability.

     The Company's business strategy has produced the following results:

     /bullet/ PROFITABILITY--Implementation of the business strategy, complemented in recent periods by improving economic conditions and relatively lower market interest rates, has resulted in net income of $19.0 million, $18.4 million and $16.8 million for the years ended December 31, 1996, 1995 and 1994, respectively, and net income of $13.2 million for the six month period ended June 30, 1997. Return on average assets, excluding a $7.2 million pre-tax charge in 1996 relating to the SAIF one-time special assessment, was 1.16%, 1.07% and 1.17% for the years ended December 31, 1996, 1995 and 1994, respectively, and 0.98% for the six month period ended June 30, 1997.

     /bullet/ ENHANCED DELIVERY SYSTEM--BankAtlantic has enhanced its delivery system by establishing 32 drive-through facilities, 238 ATMs (including 14 located on cruise ships) and 62 full service branches with 11 located in Walmart Super Center Stores. In order to enhance its presence in Dade County, Florida, in February 1995, BankAtlantic acquired MegaBank, a Miami based commercial bank with five branches and approximately $120 million in deposits. During 1997, BankAtlantic opened three branches in Dade County with two additional branches scheduled to open during the fourth quarter of 1997. In October 1996, in an effort to strengthen its market presence in Broward County, Florida, its primary market, BankAtlantic acquired Bank of North America ("BNA"). BNA had approximately $470 million of deposits and provided BankAtlantic with eight branches, six of which are located in Broward County. BankAtlantic plans to continue to expand its market presence through de novo branching, by increasing the number of its ATMs and drive-through facilities and through acquisitions.

     /bullet/ NON-INTEREST INCOME--With a focus on reducing dependence on net interest income, BankAtlantic has expanded its sources and amounts of fee income, which is generated primarily through its commercial banking services, loan servicing function, on-going sales of servicing rights, ATM's and transaction accounts. Transaction account and ATM fees increased from $6.4 million in 1994 to $12.5 million during 1996. In August 1997, the Company announced its desire to diversify its sources of non-interest income by pursuing investments in real estate, real estate development and real estate related businesses. See "Risk Factors--Broad Acquisition Authority" and "--Real Estate Development Activities."

     /bullet/ LOW COST ACCOUNTS--Management has focused on attracting transaction, non-interest bearing and escrow accounts, which carry a lower cost, generate service fee income and generally represent a more stable source of funds than higher rate certificate accounts. At June 30, 1997, transaction accounts represented 51% of total deposits. BankAtlantic emphasizes such accounts through its full service branch network which offer a full range of accounts and services. The flow of deposits, however, is and will continue to be significantly influenced by economic conditions, prevailing market interest rates and competition.

     /bullet/ LOAN PORTFOLIO DIVERSIFICATION--BankAtlantic emphasizes the origination of shorter-term and variable interest rate consumer loans and commercial business and real estate loans (including commercial construction loans), which, although involving greater credit risk, are generally higher yielding than residential loans, have shorter terms and typically have adjustable interest rates. Since December 31, 1992, such loans have increased from $203 million to $841 million at June 30, 1997. In addition, during 1996, BankAtlantic purchased $465.9 million of wholesale residential mortgage loans secured by property throughout the United States and during the first six months of 1997, purchased $216 million of such loans. The purchase of such loans is an alternative to concentrating funds in investment securities and is an incremental profit strategy.

                                 THE OFFERING

COMMON STOCK

Common Stock Offered    ......   3,000,000 shares of Class A Common Stock
                                 (3,450,000 shares if the Underwriters'
                                 over-allotment option is exercised in full).

Common Stock to be outstanding
 after the Offering:
  Class A Common Stock(1)  ...   14,597,914 shares
  Class B Common Stock(2)  ...   10,677,778 shares

Voting Rights  ...............   Holders of Class A Common Stock have no
                                 voting rights, except as may be required by Florida law. Holders of Class B Common Stock have one vote per share. See "Description of Capital Stock--Voting Rights."

Dividends   ..................   Holders of Class A Common Stock are entitled
                                 to receive cash dividends equal to at least
                                 110% of any cash dividends declared and paid on Class B Common Stock. Non-cash distributions on
                                 Class A Common Stock must be identical to those declared and issued on Class B Common Stock, except that a distribution to holders of Class
                                 A Common Stock may be declared and issued in Class A Common Stock while a distribution to holders of Class B Common Stock may be declared and issued in either Class A Common Stock or Class B Common Stock. See "Description of
                                 Capital Stock--Dividends and Other
                                 Distributions."

Use of Proceeds   ............   The net proceeds will be contributed by the
                                 Company as capital to BankAtlantic where it will be used to support BankAtlantic's growth, both internal and via acquisitions, including those expected to result from the continuing consolidation of the Florida banking market.
                                 See "Use of Proceeds."

Ticker Symbols:
  Class A Common Stock  ......   BBX (NYSE)
  Class B Common Stock  ......   BANC (Nasdaq National Market)

----------------
(1) Does not include an aggregate of 7,083,264 shares of Class A Common Stock issuable upon conversion of the 63/4% Convertible Debentures or upon exercise of currently exercisable stock options and does not include the shares of Class A Common Stock issuable upon conversion of the Debentures offered hereby.

(2) Does not include an aggregate of 422,539 shares of Class B Common Stock issuable upon exercise of currently exercisable stock options and warrants.

DEBENTURES

Securities Offered   .........   $100,000,000 in principal amount of 5.625%
                                 Convertible Subordinated Debentures due 2007.

Use of Proceeds   ............   The net proceeds will be contributed by the
                                 Company as capital to BankAtlantic where it will be used to support BankAtlantic's growth, both internal and via acquisitions, including those expected to result from the continuing consolidation of the Florida banking market.
                                 See "Use of Proceeds."

Convertibility    ............   Convertible into Class A Common Stock at any
                                 time prior to maturity or redemption at $16.18 per share, subject to adjustment in certain circumstances.

Interest Payment Dates  ......   June 1 and December 1, commencing June 1,
                                 1998

Maturity Date  ...............   December 1, 2007

Optional Redemption  .........   The Debentures are redeemable at any time on or
                                 after December 1, 2000, in whole or in part, at the option of the Company on not less than 30 days notice, at fixed redemption prices as set forth herein, together with accrued interest to the date fixed for redemption. Payment of principal and interest on the Debentures may be accelerated in the case of certain events of default. See "Description of the Debentures."

Subordination  ...............   The payment of principal and premium, if any,
                                 and interest on the Debentures is subordinated to all existing and future Senior Indebtedness.
                                 Senior Indebtedness is defined as any
                                 indebtedness or liability of the Company, whether existing on or created or incurred after the date of issuance of the Debentures, which is not expressly by its terms subordinate or pari passu in right of payment to the Debentures. The Company currently has no Senior
                                 Indebtedness. The Debentures will rank PARI
                                 PASSU with the Company's outstanding $21.0 million principal amount of 9% Debentures and $57.3 million principal amount of 6-3/4%
                                 Convertible Debentures as of June 30, 1997. The
                                 Indenture does not limit the incurrence of indebtedness, including Senior Indebtedness, by the Company and its subsidiaries. See
                                 "Description of the Debentures--Subordination."

Certain Restrictions    ......   The Indenture, among its other provisions,
                                 restricts the ability of the Company to pay dividends on, or purchase, redeem or acquire its capital stock or return any capital or distribute any assets to holders of capital stock as such, if at the time of such dividend declaration or date of any such redemption, purchase, payment or distribution, the Company is in default in the payment of interest on the

                                 Debentures or an Event of Default has
                                 occurred. The Indenture also prohibits the Company from consolidating or merging with another entity unless: (i) such other entity assumes the Company's obligations under the Indenture, (ii) immediately after such merger or consolidation takes effect, the Company will not be in Default (as defined herein) under the Indenture, and (iii) the Company has delivered to the Indenture trustee an appropriate opinion of counsel. The Indenture does not prohibit or restrict the Company from selling additional shares of capital stock or other debt securities nor from pledging BankAtlantic's capital stock. Further, BankAtlantic is not restricted from issuing any shares of BankAtlantic's capital stock or other debt securities. See "Description of the Debentures--Restrictions on Dividends and Other Distributions."

Events of Default    .........   Events of default include: (i) the failure by
                                 the Company to pay principal of or premium, if any, on the Debentures at maturity or upon redemption, (ii) the failure by the Company to pay interest on any of the Debentures and such failure continues for a period of 30 days,
                                 (iii) the failure by the Company to comply with any of its other agreements or covenants in, or provisions of, the Indenture and such default continues for a period of 60 days after receipt of notice of such failure and (iv) certain events of bankruptcy, insolvency or reorganization of the Company. See "Description of the Debentures."

Trustee  .....................   First Trust National Association

Nasdaq SmallCap Market
 Symbol  .....................   BANCH

                                 RISK FACTORS

     Before making an investment decision, prospective investors should consider all of the information contained in this Prospectus. In particular, prospective investors should evaluate the factors discussed under "Risk Factors," including, but not limited to, the economic and business risks associated with economic conditions in South Florida and the Company's investment and loan portfolio in particular, the potential adverse impact on the Company's operations and profitability of changes in interest rates and future legislation, the highly competitive nature of the Company's business, the Company's recent rapid growth and increased operating expenses, the Company's broad acquisition authority and its announced desire to engage in real estate development activities and regulatory limitations on BankAtlantic's ability to pay dividends.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                         OF BANKATLANTIC BANCORP, INC.

                                                                                AT OR FOR THE
                                                                                 SIX MONTHS
                                                                               ENDED JUNE 30,
                                                              -------------------------------------------------
                                                                       1997                     1996
                                                              ------------------------ ------------------------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Net interest income   .......................................       $    47,934              $    34,134
Provision for loan losses   .................................             5,162                    2,395
                                                                    -----------              -----------
Net interest income after provision for loan losses    ......            42,772                   31,739
                                                                    -----------              -----------
Non-interest income   .......................................            18,658                   13,548
                                                                    -----------              -----------
Non-interest expenses .......................................            39,843                   28,200
                                                                    -----------              -----------
Income before income taxes and extraordinary item   .........            21,587                   17,087
Provision for income taxes  .................................             8,425                    6,828
                                                                    -----------              -----------
Income before extraordinary item  ...........................            13,162                   10,259
Extraordinary item net of taxes   ...........................                 0                        0
                                                                    -----------              -----------
 Net income  ................................................            13,162                   10,259
                                                                    -----------              -----------
Total dividends on non-cumulative preferred stock   .........                 0                        0
                                                                    -----------              -----------
Net income available for common shares  .....................       $    13,162              $    10,259
                                                                    ===========              ===========
Net income per common and common equivalent share   .........       $      0.54              $      0.44
                                                                    ===========              ===========
Net income per common and common equivalent share
 assuming full dilution  ....................................       $      0.46              $      0.44
                                                                    ===========              ===========
Book value per common share    ..............................       $      6.83              $      6.07
                                                                    ===========              ===========
Tangible book value per share  ..............................       $      5.60              $      5.61
                                                                    ===========              ===========
BALANCE SHEET DATA:
Total assets    .............................................       $ 2,730,474              $ 1,975,287
Loans receivable-net  .......................................         1,933,980                1,107,497
Debt securities available for sale   ........................           449,422                  600,094
Investment and trading account securities, net   ............            68,587                   80,187
Mortgage servicing rights   .................................            30,941                   29,838
Cost over fair value of net assets acquired and
 other intangibles    .......................................            27,692                   10,768
Deposits  ...................................................         1,768,087                1,361,992
Guaranteed preferred beneficial interests in the Company's
 Junior Subordinated Debentures   ...........................            74,750                        0
Subordinated debentures, capital notes and note payable   ...            78,300                   21,000
Total stockholders' equity  .................................           153,575                  141,651
PERFORMANCE RATIOS:
Net interest spread (during period)  ........................              3.54%                    3.91%
Interest rate margin (during period)    .....................              3.85                     4.30
Average equity to average assets  ...........................              5.71                     7.49
Return on average equity**  .................................             17.19                    15.91
Return on average assets**  .................................              0.98                     1.19
Efficiency ratio**    .......................................             59.83                    59.14
Net loan charge-offs as a percent of average
 outstanding loans--annualized    ...........................              0.40                     0.49
NON-PERFORMING ASSETS AS A PERCENT OF:
Total loans, tax certificates and real estate owned    ......              1.23                     1.37
Total assets    .............................................              0.92                     0.84
Allowances for loan losses and tax certificates as a percent
 of non-performing assets   .................................            110.59                   120.54
RATIO OF EARNINGS TO FIXED CHARGES:
Including interest on deposits    ...........................              1.39                     1.55
Excluding interest on deposits    ...........................              2.02                     3.57

                                                            AT OR FOR THE YEARS ENDED DECEMBER 31,
                                                            --------------------------------------
                                                                           1996
                                                              ---------------------------------
OPERATING RESULTS:
Net interest income   .......................................          $    75,600
Provision for loan losses   .................................                5,844
                                                                       ------------
Net interest income after provision for loan losses    ......               69,756
                                                                       ------------
Non-interest income   .......................................               33,737
                                                                       ------------
Non-interest expenses .......................................               72,241(B)
                                                                       ------------
Income before income taxes and extraordinary item   .........               31,252
Provision for income taxes  .................................               12,241
                                                                       ------------
Income before extraordinary item  ...........................               19,011
Extraordinary item net of taxes   ...........................                    0
                                                                       ------------
 Net income  ................................................               19,011
                                                                       ------------
Total dividends on non-cumulative preferred stock   .........                    0
                                                                       ------------
Net income available for common shares  .....................          $    19,011
                                                                       ============
Net income per common and common equivalent share   .........          $      0.81
                                                                       ============
Net income per common and common equivalent share
 assuming full dilution  ....................................          $      0.74
                                                                       ============
Book value per common share    ..............................          $      6.44
                                                                       ============
Tangible book value per share  ..............................          $      5.17
                                                                       ============
BALANCE SHEET DATA:
Total assets    .............................................          $ 2,605,527
Loans receivable-net  .......................................            1,824,856
Debt securities available for sale   ........................              439,345
Investment and trading account securities, net   ............               54,511
Mortgage servicing rights   .................................               25,002
Cost over fair value of net assets acquired and
 other intangibles    .......................................               29,008
Deposits  ...................................................            1,832,780
Guaranteed preferred beneficial interests in the Company's
 Junior Subordinated Debentures   ...........................                    0
Subordinated debentures, capital notes and note payable   ...               78,500
Total stockholders' equity  .................................              147,704
PERFORMANCE RATIOS:
Net interest spread (during period)  ........................                 3.76%
Interest rate margin (during period)    .....................                 4.08
Average equity to average assets  ...........................                 6.70
Return on average equity**  .................................                14.08
Return on average assets**  .................................                 0.94
Efficiency ratio**    .......................................                59.52
Net loan charge-offs as a percent of average
 outstanding loans--annualized    ...........................                 0.47
NON-PERFORMING ASSETS AS A PERCENT OF:
Total loans, tax certificates and real estate owned    ......                 1.26
Total assets    .............................................                 0.93
Allowances for loan losses and tax certificates as a percent
 of non-performing assets   .................................               112.79
RATIO OF EARNINGS TO FIXED CHARGES:
Including interest on deposits    ...........................                 1.40
Excluding interest on deposits    ...........................                 2.34

                                                                            AT OR FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------------------------------
                                                                             1995                            1994
                                                              ------------------------------------ --------------------------
OPERATING RESULTS:
Net interest income   .......................................           $    64,391                      $     57,118
Provision for loan losses   .................................                 4,182                             2,299
                                                                        -----------                      ------------
Net interest income after provision for loan losses    ......                60,209                            54,819
                                                                        -----------                      ------------
Non-interest income   .......................................                19,388                            13,763
                                                                        -----------                      ------------
Non-interest expenses .......................................                51,160                            42,085
                                                                        -----------                      ------------
Income before income taxes and extraordinary item   .........                28,437                            26,497
Provision for income taxes  .................................                10,018                             9,662
                                                                        -----------                      ------------
Income before extraordinary item  ...........................                18,419                            16,835
Extraordinary item net of taxes   ...........................                     0                                 0
                                                                        -----------                      ------------
 Net income  ................................................                18,419                            16,835
                                                                        -----------                      ------------
Total dividends on non-cumulative preferred stock   .........                 2,030 (A)                           880
                                                                        -----------                      ------------
Net income available for common shares  .....................           $    16,389                      $     15,955
                                                                        ===========                      ============
Net income per common and common equivalent share   .........           $      0.78 (A)                  $       0.78
                                                                        ===========                      ============
Net income per common and common equivalent share
 assuming full dilution  ....................................           $      0.77(A)                   $       0.78
                                                                        ===========                      ============
Book value per common share    ..............................           $      5.82                      $       4.90
                                                                        ===========                      ============
Tangible book value per share  ..............................           $      5.27                      $       4.90
                                                                        ===========                      ============
BALANCE SHEET DATA:
Total assets    .............................................           $ 1,750,689                      $  1,539,653
Loans receivable-net  .......................................               828,630                           546,396
Debt securities available for sale   ........................               691,803                            53,969
Investment and trading account securities, net   ............                49,856                           211,776
Mortgage servicing rights   .................................                20,738                            20,584
Cost over fair value of net assets acquired and
 other intangibles    .......................................                11,521                                 0
Deposits  ...................................................             1,300,377                         1,085,782
Guaranteed preferred beneficial interests in the Company's
 Junior Subordinated Debentures   ...........................                     0                                 0
Subordinated debentures, capital notes and note payable   ...                21,001                                 0
Total stockholders' equity  .................................               120,561                           105,520
PERFORMANCE RATIOS:
Net interest spread (during period)  ........................                  3.65%                             4.07%
Interest rate margin (during period)    .....................                  4.04                              4.32
Average equity to average assets  ...........................                  6.66                              6.86
Return on average equity**  .................................                 16.03                             17.07
Return on average assets**  .................................                  1.07                              1.17
Efficiency ratio**    .......................................                 61.07                             59.37
Net loan charge-offs as a percent of average
 outstanding loans--annualized    ...........................                  0.45                              0.59
NON-PERFORMING ASSETS AS A PERCENT OF:
Total loans, tax certificates and real estate owned    ......                  2.37                              3.66
Total assets    .............................................                  1.23                              1.51
Allowances for loan losses and tax certificates as a percent
 of non-performing assets   .................................                 96.06                             82.86
RATIO OF EARNINGS TO FIXED CHARGES:
Including interest on deposits    ...........................                  1.43                              1.63
Excluding interest on deposits    ...........................                  2.41                              3.50

                                                                     AT OR FOR THE YEARS ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                        1993                       1992
                                                              -------------------------- -------------------------
OPERATING RESULTS:
Net interest income   .......................................       $     58,516               $     60,909
Provision for loan losses   .................................              3,450                      6,650
                                                                    ------------               ------------
Net interest income after provision for loan losses    ......             55,066                     54,259
                                                                    ------------               ------------
Non-interest income   .......................................             11,638                     17,051
                                                                    ------------               ------------
Non-interest expenses .......................................             43,533                     46,817
                                                                    ------------               ------------
Income before income taxes and extraordinary item   .........             23,171                     24,493
Provision for income taxes  .................................              7,093                      9,201
                                                                    ------------               ------------
Income before extraordinary item  ...........................             16,078                     15,292
Extraordinary item net of taxes   ...........................                  0                        756
                                                                    ------------               ------------
 Net income  ................................................             16,078                     16,048
                                                                    ------------               ------------
Total dividends on non-cumulative preferred stock   .........                880                        880
                                                                    ------------               ------------
Net income available for common shares  .....................       $     15,198               $     15,168
                                                                    ============               ============
Net income per common and common equivalent share   .........       $       0.82               $       1.06
                                                                    ============               ============
Net income per common and common equivalent share
 assuming full dilution  ....................................       $       0.82               $       0.92
                                                                    ============               ============
Book value per common share    ..............................       $       4.16               $       4.05
                                                                    ============               ============
Tangible book value per share  ..............................       $       4.16               $       4.02
                                                                    ============               ============
BALANCE SHEET DATA:
Total assets    .............................................       $  1,359,195               $  1,303,071
Loans receivable-net  .......................................            485,956                    556,662
Debt securities available for sale   ........................             83,116                    137,963
Investment and trading account securities, net   ............             97,701                    120,424
Mortgage servicing rights   .................................             19,833                      7,655
Cost over fair value of net assets acquired and
 other intangibles    .......................................                  0                          0
Deposits  ...................................................          1,076,360                  1,108,115
Guaranteed preferred beneficial interests in the Company's
 Junior Subordinated Debentures   ...........................                  0                          0
Subordinated debentures, capital notes and note payable   ...                  0                      9,524
Total stockholders' equity  .................................             90,652                     66,165
PERFORMANCE RATIOS:
Net interest spread (during period)  ........................               4.67%                      4.60%
Interest rate margin (during period)    .....................               4.90                       4.78
Average equity to average assets  ...........................               5.85                       4.07
Return on average equity**  .................................              21.32                      27.09
Return on average assets**  .................................               1.25                       1.10
Efficiency ratio**    .......................................              62.03                      60.22
Net loan charge-offs as a percent of average
 outstanding loans--annualized    ...........................               0.56                       0.60
NON-PERFORMING ASSETS AS A PERCENT OF:
Total loans, tax certificates and real estate owned    ......               3.34                       3.80
Total assets    .............................................               1.47                       2.07
Allowances for loan losses and tax certificates as a percent
 of non-performing assets   .................................              99.90                      66.88
RATIO OF EARNINGS TO FIXED CHARGES:
Including interest on deposits    ...........................               1.63                       1.43
Excluding interest on deposits    ...........................               5.67                       3.62

----------------
(A) The excess of the redemption price above the recorded amount of preferred stock is considered a preferred stock dividend. The impact of the October 1995 preferred stock redemption for the year ended December 31, 1995 was a reduction of $0.06 for primary and fully diluted earnings per share.
(B) Includes the $7.2 million SAIF one-time special assessment.
** Excludes the effect of the SAIF one-time special assessment of $7.2 million during the year ended December 31, 1996.

                              RECENT DEVELOPMENTS

     For the quarter ended September 30, 1997, the Company reported net income of $6.4 million, or $0.23 fully diluted earnings per common share, compared to net income of $1.1 million, or $0.04 fully diluted earnings per share, for the comparable period in 1996, which included a SAIF one-time special assessment resulting in a pre-tax charge of $7.2 million which reduced net income by $4.4 million or $0.18 fully diluted earnings per common share.

     For the nine months ended September 30, 1997, the Company's earnings were $19.6 million, or $0.68 fully diluted earnings per common share, compared to $11.4 million, or $0.46 fully diluted earnings per common share for the nine months ended September 30, 1996. The SAIF one-time special assessment noted above reduced fully diluted earnings per common share by $0.17 during the 1996 period.

     For the three months ended September 30, 1997, the Company's net interest income after provision for loan losses increased to $20.2 million, compared to $17.0 million for the comparable period in 1996. This increase reflects the impact of the fourth quarter 1996 acquisition of Bank of North America, increased loan originations and significant purchases of wholesale residential loans. The Company's non-interest income for third quarter 1997 increased 54% to $11.3 million, compared to $7.3 million in the same quarter of 1996. Contributing factors were increased transaction fees, gains on the sales of loans available for sale, trading account gains and losses, sales of securities available for sale and gains on sales of property and equipment. Non-interest expenses for the recent quarter were $20.9 million, compared to $22.4 million in the same period of 1996. The 1996 period included the $7.2 million one time SAIF special assessment. Employee compensation and benefits and occupancy and equipment costs increased $2.6 million and $1.8 million, respectively, in the third quarter of 1997 compared to the 1996 third quarter, primarily due to the October 1996 acquisition of Bank of North America, the opening of new branch offices and the fourth quarter 1996 transfer of a substantial portion of its data processing functions to an outside service bureau. The increases in employee compensation and benefits and occupancy and equipment costs of $7.0 million and $5.1 million, respectively, for the nine months ended September 30, 1997 compared to the comparable 1996 period were also the result of the above factors.

     Stockholders' equity increased to $156.6 million at September 30, 1997, compared to $139.7 million at September 30, 1996.

                                                                                    AT SEPTEMBER 30,
                                                                                          1997
                                                                                 -----------------------
                                                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Total assets   ...............................................................         $ 2,844,996
Loans receivable--net   ......................................................           1,963,227
Securities available for sale    .............................................             495,093
Investment and trading account securities, net  ..............................              64,190
Mortgage servicing rights  ...................................................              31,952
Cost over fair value of net assets acquired  .................................              26,815
Deposits    ..................................................................           1,763,373
Guaranteed preferred beneficial interests in the Company's Junior Subordinated
  Debentures   ...............................................................              74,750
Subordinated debentures    ...................................................              78,300
Total stockholders' equity    ................................................             156,558

                                                               AT OR FOR THE
                                                            THREE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                 -----------------------------------------
                                                       1997                 1996
                                                 ------------------- ---------------------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Net interest income  ...........................      $ 23,826          $    18,911
Provision for loan losses  .....................         3,671                1,869
                                                      --------          ------------
 Net interest income after provision
   for loan losses   ...........................        20,155               17,042
                                                      --------          ------------
Non-interest income  ...........................        11,273                7,307
                                                      --------          ------------
Non-interest expenses   ........................        20,901               22,372(A)
                                                      --------          ------------
Income before income taxes    ..................        10,527                1,977
Provision for income taxes    ..................         4,098                  886
                                                      --------          ------------
 Net income available for common shares   ......      $  6,429          $     1,091
                                                      ========          ============
Net income per common and common
 equivalent share    ...........................      $   0.27          $      0.05
                                                      ========          ============
Net income per common and common equivalent
 share assuming full dilution    ...............      $   0.23          $      0.04
                                                      ========          ============
Book value per common share   ..................      $   7.03          $      6.07
                                                      ========          ============
Tangible book value per share    ...............      $   5.82          $      5.62
                                                      ========          ============
PERFORMANCE RATIOS:
Net interest spread (during period)    .........          3.41%                3.94%
Interest rate margin (during period)   .........          3.76                 4.36
Average equity to average assets    ............          5.53                 7.01
Return on average equity **   ..................         16.78                15.41
Return on average assets **   ..................          0.93                 1.08
Efficiency ratio **  ...........................         59.55                58.02
Net loan charge-offs as a percent of average
 outstanding loans--annualized   ...............          0.51                 0.52
NON-PERFORMING ASSETS AS A PERCENT OF:
Total loans, tax certificates and real
 estate owned  .................................          1.09                 1.17
Total assets   .................................          0.79                 0.73

                                                                 AT OR FOR THE
                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                 ----------------------------------------------
                                                        1997                    1996
                                                 --------------------- ------------------------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Net interest income  ...........................      $  71,760             $    53,045
Provision for loan losses  .....................          8,833                   4,264
                                                      ---------             ------------
 Net interest income after provision
   for loan losses   ...........................         62,927                  48,781
                                                      ---------             ------------
Non-interest income  ...........................         29,931                  20,855
                                                      ---------             ------------
Non-interest expenses   ........................         60,744                  50,572(A)
                                                      ---------             ------------
Income before income taxes    ..................         32,114                  19,064
Provision for income taxes    ..................         12,523                   7,714
                                                      ---------             ------------
 Net income available for common shares   ......      $  19,591             $    11,350
                                                      =========             ============
Net income per common and common
 equivalent share    ...........................      $    0.81             $      0.48
                                                      =========             ============
Net income per common and common equivalent
 share assuming full dilution    ...............      $    0.68             $      0.46
                                                      =========             ============
Book value per common share   ..................      $    7.03             $      6.07
                                                      =========             ============
Tangible book value per share    ...............      $    5.82             $      5.62
                                                      =========             ============
PERFORMANCE RATIOS:
Net interest spread (during period)    .........           3.48%                   3.82%
Interest rate margin (during period)   .........           3.81                    4.22
Average equity to average assets    ............           5.62                    7.20
Return on average equity **   ..................          17.13                   15.97
Return on average assets **   ..................           0.96                    1.15
Efficiency ratio **  ...........................          59.73                   58.74
Net loan charge-offs as a percent of average
 outstanding loans--annualized   ...............           0.43                    0.50
NON-PERFORMING ASSETS AS A PERCENT OF:
Total loans, tax certificates and real
 estate owned  .................................           1.09                    1.17
Total assets   .................................           0.79                    0.73

----------------
(A) Includes the $7.2 million SAIF one-time special assessment.

** Excludes the effect of the SAIF one-time special assessment of $7.2 million during the three and nine months ended September 30, 1996.

                                 RISK FACTORS

     An investment in the Class A Common Stock or the Debentures involves a high degree of risk. Prospective investors should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following factors in evaluating the Company and its business before purchasing the Class A Common Stock or the Debentures offered hereby. Prospective investors should note, in particular, that this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. When used in this Prospectus, or in the documents incorporated by reference herein, the words "anticipate", "believe", "estimate", "may", "intend" and "expect" and similar expressions identify certain of such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. The considerations listed below represent certain important factors the Company believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect the Company. It should be recognized that other risks, including general economic factors and expansion and acquisition strategies, may be significant, presently or in the future, and the risks set forth below may affect the Company to a greater extent than indicated.

SOURCES OF PAYMENTS TO HOLDERS OF DEBENTURES; ABILITY TO PAY DIVIDENDS; POSSIBLE ISSUANCE OF ADDITIONAL SECURITIES

     Although the Company holds all of the outstanding capital stock of BankAtlantic, the Company is a legal entity separate and distinct from BankAtlantic. The ability of the Company to pay the interest on and principal of the Debentures and to pay dividends on the Class A Common Stock, including any Class A Common Stock issued upon conversion of any Debentures, will be significantly dependent on the ability of BankAtlantic to pay dividends to the Company in amounts sufficient to service the Company's obligations, including its obligation to pay interest semi-annually on its outstanding 9% Debentures and the 6-3/4% Convertible Debentures and to make any other payments with respect to securities issued by the Company in the future which are pari passu or have a preference over the Debentures or the Class A Common Stock, as applicable, with respect to the payment of principal, interest or dividends. There is no restriction on the ability of the Company to issue securities which are pari passu or have a preference over the Debentures or the Class A Common Stock nor is there any restriction on the ability of BankAtlantic to issue additional capital stock or incur additional indebtedness. The Company also has outstanding 9-1/2% Junior Subordinated Debentures due 2027 (the "9-1/2% Junior Subordinated Debentures") which were issued in April 1997 in connection with a $74.75 million offering of 9-1/2% Cumulative Trust Preferred Securities by a wholly owned subsidiary of the Company. The 9-1/2% Junior Subordinated Debentures are junior in right of payment to the Debentures offered herein. As of June 30, 1997, the Company had not yet invested all of the proceeds of the April 1997 offering.

     BankAtlantic's ability to pay dividends or make other capital distributions to the Company is governed by OTS regulations and is based on BankAtlantic's regulatory capital levels and net income. Under these regulations, "capital distributions" are defined as cash dividends, payments by a savings association to repurchase or otherwise acquire its shares, payments to shareholders of another entity in a cash-out merger, and other distributions charged against capital. An institution that has regulatory capital that is at least equal to its fully phased-in capital requirements (both before and after giving effect to the distribution), and that has not been notified that it "is in need of more than normal supervision" is a Tier 1 association. Upon prior notice to, and non-objection by, the OTS, a Tier 1 association is permitted to make capital distributions during a calendar year of up to the greater of (i) 100% of net income for the current calendar year, plus 50% of its capital surplus ("surplus" being the amount of capital in excess of its fully phased-in capital requirements) or (ii) 75% of its net income over the most recent four quarters. Any additional capital distributions would require prior regulatory approval. As of June 30, 1997, BankAtlantic's capital exceeded its fully phased-in capital requirements by approximately $59.6 million and BankAtlantic qualified as a Tier 1 association under applicable OTS regulations. There is no assurance, however, that BankAtlantic will remain a Tier 1 association or that it will be in a position to make capital distributions to the Company in an amount sufficient for the Company to service the Debentures or to pay dividends on the Class A Common Stock. Additionally, all capital distributions of BankAtlantic are subject to the OTS' right to object to a distribution on safety and soundness grounds.

SUBORDINATION

     The Debentures are subordinated to all Senior Indebtedness of the Company. Senior Indebtedness is generally defined as any indebtedness of the Company, whether existing on or created or incurred after the date of issuance of the Debentures, which is not expressly by its terms subordinate or pari passu in right of payment to the Debentures. The Debentures rank pari passu in right of payment to the Company's outstanding 9% Debentures and the 6-3/4% Convertible Debentures. Only the 9-1/2% Junior Subordinated Debentures and the capital stock of the Company are currently junior in right of payment to the Debentures. As of June 30, 1997, the Company had no Senior Indebtedness and had outstanding
$21 million in principal amount of 9% Debentures and $57.3 million in principal amount of 6-3/4% Convertible Debentures ranking on a par with the Debentures. The Indenture does not limit the incurrence of additional indebtedness by the Company, including Senior Indebtedness, or of additional indebtedness by BankAtlantic or other subsidiaries.

     The Debentures will be obligations of the Company only, are not obligations of or deposits in BankAtlantic and are not insured by any government agency. Because the Company is a holding company, its rights and the rights of its creditors, including the holders of the Debentures, to participate in any distribution of the assets of a subsidiary, including BankAtlantic (either as a shareholder or as a creditor), upon a liquidation, reorganization or insolvency of such subsidiary (and the consequent right of the holders of the Debentures to participate in those assets) will be subject to the claims of the creditors of the subsidiary (including depositors in BankAtlantic). If the Company is a creditor of a subsidiary, the claims of the Company would be subject to any prior security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that of the Company. At June 30, 1997 the Company had approximately $2.58 billion of liabilities (including $1.77 billion of deposits) and indebtedness outstanding and stockholders' equity of approximately $153.6 million.

LIMITED COVENANTS

     The covenants in the Indenture are limited and do not protect holders of Debentures in the event of a material adverse change in the Company's financial condition or results of operations. Additionally, as more fully described in "Description of the Debentures," payment of principal of the Debentures can only be accelerated upon a default in the payment of principal, premium, if any, or interest, a default in the performance of any of the covenants or agreements in the Indenture or upon certain events of bankruptcy, insolvency or reorganization of the Company. Neither the Debentures nor the Indenture contain any provisions which will restrict the Company from incurring, assuming or becoming liable with respect to any indebtedness or other obligations, whether secured or unsecured. Neither the Debentures nor the Indenture contain any financial ratios or specified levels of liquidity to which the Company must adhere. In addition, neither the Debentures nor the Indenture contain any provision which requires the Company to repurchase, redeem or modify the terms of the Debentures upon a change in control or other events involving the Company which may adversely affect the creditworthiness of the Debentures. Therefore, neither the covenants nor the other provisions of the Indenture should be a significant factor in evaluating whether the Company will be able to comply or will comply with its obligations under the Debentures. See "Description of the Debentures."

ABSENCE OF PUBLIC MARKET FOR DEBENTURES

     Prior to the Offering, there has been no public market for the Debentures. Although the Debentures have been approved for quotation on the Nasdaq SmallCap Market, there is no assurance that the Debentures will remain approved for listing, that any active trading market therefor will develop, or, if any such market develops, that it will be sustained. Accordingly, holders of Debentures may experience difficulty in reselling them or may be unable to sell them at all. Additionally, since the prices of securities generally fluctuate, there can be no assurance that purchasers in this Offering will be able to sell the Debentures at or above the purchase price.

LACK OF VOTING RIGHTS OF CLASS A COMMON STOCK; VOTING CONTROL

     Holders of the Class B Common Stock currently possess all voting power of the Company. Holders of the Class A Common Stock will have no right to vote in connection with the election of the directors of the Company or any other matter except as provided by Florida law. BFC, which currently owns 4,876,124 shares or approximately 46% of the Company's issued and outstanding Class B Common Stock, is in a position to significantly influence the policies and management of the Company and effectively elect a majority of the Company's Board of Directors. Additionally, Alan B. Levan, the Chairman of the Board and Chief Executive Officer of the Company and BankAtlantic and John E. Abdo, a director of the Company and the Vice-Chairman of the Board and Chairman of the Executive Committee of BankAtlantic, beneficially own approximately 46% and 16% of the shares of BFC, respectively.

LOAN PORTFOLIO CONSIDERATIONS

     Loans receivable, net at BankAtlantic increased by approximately $1.1 billion or 133.4% at June 30, 1997, from December 31, 1995. All components of lending increased in 1996 and the first six months of 1997 due to approximately $395.0 million of loans acquired in connection with the BNA acquisition, $682.1 million of wholesale residential loan purchases and an increase in loan fundings associated with residential real estate, construction and development and consumer loans of $111.0 million during 1996 and $20.2 million during the first six months of 1997 compared to comparable periods in 1995. Commercial real estate and construction loans at BankAtlantic increased by approximately $239.7 million or 50.7% at June 30, 1997 from December 31, 1995. With respect to development and construction loans, the underlying real estate projects may be in the early stages of development. Further, these loans are concentrated in Broward, Dade and Palm Beach Counties, Florida. Recent increases in funding availability from competitors for commercial real estate projects could result in over building and a decline in real estate values. A decline in the real estate market, or in economic conditions in general, in Broward, Dade and Palm Beach counties could have a material adverse effect on BankAtlantic's financial condition and results of operations. With respect to the wholesale residential loan purchases, the real estate securing such loans is generally located outside BankAtlantic's primary market area. Future purchases of residential loans will more than likely consist of loans secured by properties located outside BankAtlantic's primary market area. Such loans are subject to risks associated with the economy where the collateral is located and additional risks regarding collection.

CONSUMER LOAN PORTFOLIO--INDIRECT AUTOMOBILE LENDING

     During the past several years, the Company has experienced significant growth in its consumer loan portfolio. Part of this growth was the result the Company's acquisition of financial institutions which had originated consumer loans in prior years. Consumer loans (excluding home equity loans) increased to $255 million at June 30, 1997 from $49 million at December 31, 1994. Further, the consumer loan portfolio consists primarily of indirect automobile loans (loans funded by BankAtlantic through automobile dealers rather than funded directly by BankAtlantic to its retail customers). Consumer loans, especially indirect automobile loans, present more credit risk to the Company than other types of loans such as home equity or residential real estate loans. During the six months ended June 30, 1997, consumer loan charge-offs were $3.7 million, of which $3.2 million was attributable to indirect automobile loans.

     As a result of the nature of indirect automobile loans, the growth in the consumer loan portfolio and the large number of loans in the portfolio that were not originated by BankAtlantic, there is no assurance that there will not be additional losses associated with the consumer loan portfolio in the future.

RECENT RAPID GROWTH AND INCREASED OPERATING EXPENSES

     During the last two years, BankAtlantic has experienced rapid and significant growth. Total assets of BankAtlantic have increased from $1.75 billion at December 31, 1995, to $2.73 billion at June 30, 1997 due in part to BankAtlantic's acquisition of MegaBank and BNA, two commercial banks located in Southern Florida. In recent years, BankAtlantic also has experienced a significant level of loan growth. BankAtlantic's loan portfolio increased from $828.6 million at December 31, 1995, to $1.93 billion at June 30, 1997. Much of this loan growth is attributable to the acquisitions and the purchase of wholesale residential loans.

     To support and manage the expanded operations of BankAtlantic and to provide management resources to support further expansion and growth, BankAtlantic has hired additional personnel and has taken steps to enhance and expand its operational and management information systems.

     While BankAtlantic continues to monitor its rapid growth and the adequacy of management and resources available to support such growth, there can be no assurance that BankAtlantic will be successful in managing all elements relating to its rapid growth. The growth and expansion of operations through mergers and acquisitions and internal growth has resulted in a significant increase in assets, loans and deposits since December 31, 1995, as well as increases in net interest income, non-interest income and non-interest expenses. Employee compensation and benefits increased 32% from $7.1 million to $9.3 million over the last six month period and occupancy and equipment costs increased 46% from $2.9 million to $4.2 million during the same period. Such increased expenses were primarily attributable to the BNA acquisition, the opening of new branch offices and the transfer of a substantial portion of the data processing functions to an outside service bureau. Expenses associated with such growth have had, and expenses associated with additional future growth may have, an adverse impact on earnings.

     There can be no assurance that BankAtlantic will continue to experience rapid growth, or any growth in the future and, to the extent that it does experience continued growth, there is no assurance that BankAtlantic will be able to adequately and profitably manage such growth.

BROAD ACQUISITION AUTHORITY

     Under applicable law, the Company generally has broad authority with few restrictions to engage in various types of business activities, including investments in real estate, real estate development and real estate related businesses. In June 1997 the Company entered into an agreement to acquire the controlling interest in a builder of residential communities in South Florida. While the Company elected in August 1997 not to proceed with this acquisition, the Company has indicated that it may in the future pursue an acquisition for initiating its real estate activities as a means to diversify the Company's sources of non-interest income and to increase non-interest income. To the extent that the Company makes acquisitions in businesses not engaged in banking activities, including those engaged in real estate and real estate development, such acquisitions could result in material changes to the scope of the Company's business and would subject the Company to the risks inherent in the businesses of the acquired companies.

REAL ESTATE DEVELOPMENT ACTIVITIES

     The Company has indicated that it intends to engage in real estate investment and development activities. In addition to the possible acquisition of real estate related businesses, such activities may include real estate development joint ventures in which the Company contributes a significant amount of equity with the expectation of profit sharing once the project is completed. BankAtlantic may also provide financing to such future ventures on an arms' length basis, in accordance with its usual lending and underwriting policies.

     Real estate activities are highly speculative and represent a high degree of risk primarily because of the cyclical nature of the real estate industry and the uncertainty of future market conditions. In particular, the real estate and homebuilding industries are adversely affected by decreases in employment levels, the availability and cost of financing and decreases in demand. Real estate activities and investments can be negatively impacted by unfavorable interest rates, over-building, a slow down in home sales and construction, and a surplus of available real estate and related projects. Real estate is also subject to significant variability and fluctuations in real estate values. To the extent that the Company engages in real estate activities, adverse changes in real estate values or in the economy generally could have a material adverse impact on the Company's results of operations, in addition to any impact such changes may have in connection with its lending activities.

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

     BankAtlantic's profitability is dependent to a large extent on its net interest income, which is the difference between its interest income on interest-earning assets and its interest expense on interest-bearing liabilities. BankAtlantic, like most financial institutions, is affected by changes in general interest rate levels, which are currently at relatively low levels, and by other economic factors beyond its control. Interest rate risk arises from mismatches (I.E., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive and is reflected as a negative gap. An asset-sensitive position (I.E., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (I.E., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. BankAtlantic has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates. At June 30, 1997, BankAtlantic had a one year cumulative negative gap of 2.80%. This negative one year gap position may, as noted above, have a negative impact on earnings in a rising interest rate environment.

     In addition, changes in general interest rate levels affect certain assumptions made regarding the market value of certain of BankAtlantic's assets and liabilities, including mortgage servicing rights ("MSRs"). At June 30, 1997 BankAtlantic held $30.5 million of MSRs. Generally, as interest rates fall, loan prepayments accelerate, and the Company may be required under generally accepted accounting principles ("GAAP") to establish a valuation allowance to reflect a decline in the market value of its MSRs, while at the same time GAAP generally does not permit the Company to recognize increases in the market value of assets (with the exception of trading and available for sale securities) which appreciate in a falling interest rate environment. Accordingly, the Company's results of operations could be adversely affected in any period to the extent a decrease in interest rates adversely impacts the market value of its MSRs and the Company is unable to recognize for financial statement purposes any increase in the market value of other assets or liabilities which may appreciate in value based on the same factors.

REGULATORY OVERSIGHT

     BankAtlantic is subject to extensive regulation, supervision and examination by the OTS as its chartering authority and primary federal regulator, and by the FDIC, which insures its deposits up to applicable limits. BankAtlantic is a member of the FHLB of Atlanta and is subject to certain limited regulation by the Federal Reserve Board. As the holding company of BankAtlantic, the Company is also subject to regulation and oversight by the OTS. Such regulation and supervision governs the activities in which an institution may engage and is intended primarily for the protection of the FDIC insurance funds and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities and regulations have been implemented which have increased capital requirements, increased insurance premiums and have resulted in increased administrative, professional and compensation expenses. Any change in the regulatory structure or the applicable statutes or regulations could have a material impact on the Company and BankAtlantic and their operations. Additional legislation and regulations may be enacted or adopted in the future which could significantly affect the powers, authority and operations of BankAtlantic and BankAtlantic competitors which in turn could have a material adverse affect on BankAtlantic and its operations.

COMPETITION

     The Company competes with various types of financial institutions, including other savings institutions, commercial banks, finance companies, mortgage banking companies, money market funds and credit unions, many of which have substantially greater financial resources than the Company and, in some cases, operate under fewer regulatory constraints. The Company not only competes with financial institutions headquartered in the State of Florida but also competes with a number of financial institutions headquartered outside of Florida who are active in the state.

                                USE OF PROCEEDS

     The net proceeds to the Company are estimated to be approximately $37,707,618 ($43,379,868 if the Underwriter's over-allotment option is exercised in full) from the sale of the Class A Common Stock and $96,482,382 from the sale of the Debentures (an aggregate of $134,190,000), in each case after deduction of the underwriting discount and estimated expenses. The net proceeds from the sale of the Class A Common Stock and the Debentures will be contributed by the Company as capital to BankAtlantic where it will be used to support BankAtlantic's growth, both internal and via acquisitions, including those expected to result from the continuing consolidation of the Florida banking market. The offering of the shares of Class A Common Stock and the offering of the Debentures contemplated hereby, while being conducted concurrently, are not contingent upon the other being consummated. Accordingly, there is no assurance that both of these offerings will be consummated and, in the event that only one of such offerings is consummated, aggregate net proceeds to the Company would be significantly reduced.

                  PRICE RANGE FOR COMMON STOCK AND DIVIDENDS

     The Class A Common Stock commenced trading on the New York Stock Exchange under the symbol "BBX" on August 20, 1997. Prior to that time, the Class A Common Stock was listed on the Nasdaq National Market under the symbol "BANCA". The Company's Class B Common Stock is listed on the Nasdaq National Market under the symbol "BANC". On November 18, 1997 there were approximately 720 record holders of the Class A Common Stock and 11,597,914 shares issued and outstanding and 576 record holders of the Class B Common Stock and 10,677,778 shares issues and outstanding.

     The following table sets forth, for the periods indicated, the high and low closing sale prices of the Class A Common Stock and the Class B Common Stock as reported by the Nasdaq National Market (or with respect to the Class A Common Stock for the period after August 20, 1997, as reported by the New York Stock Exchange), as adjusted to reflect the 25% stock dividends issued to the Company's common shareholders on July 19, 1995, February 1, 1996, July 31, 1996, March 4, 1997 and August 19, 1997.

                                                    CLASS B COMMON STOCK PRICE            CLASS A COMMON STOCK PRICE
                                                -----------------------------------   ----------------------------------
                                                                        DIVIDENDS                             DIVIDENDS
                                                  HIGH         LOW      PER SHARE       HIGH         LOW      PER SHARE
                                                ---------   ---------   -----------   ---------   ---------   ----------
Fiscal year ending December 31, 1997   ......   16-1/8       8-5/16           --      16           8-1/4            --
 First Quarter    ...........................   10-15/16     8-5/16       0.0233      10-9/16      8-1/4        0.0259
 Second Quarter   ...........................   11-9/16      9-11/16      0.0233      11-3/16      9-3/16       0.0259
 Third Quarter    ...........................   16          11-5/16       0.0300      16          11-5/16       0.0330
 Fourth Quarter through November 20, 1997       16-1/8      12-7/8            --      15-5/8      12-1/16           --

Fiscal year ended December 31, 1996    ......    8-3/4       6-1/2        0.0916       8-3/4       6-3/4        0.1036
 First Quarter    ...........................    7-7/8       6-1/2        0.0225       7-15/16     7-11/16      0.0259
 Second Quarter   ...........................    8-3/16      6-1/2        0.0225       7-15/16     7-1/6        0.0259
 Third Quarter    ...........................    8-3/4       6-9/16       0.0233       8-1/2       6-3/4        0.0259
 Fourth Quarter   ...........................    8-3/4       8            0.0233       8-3/4       8-1/8        0.0259

Fiscal year ended December 31, 1995    ......    8-3/16      4-3/4        0.0852      --          --                --
 First Quarter    ...........................    5-3/8       4-15/16      0.0201      --          --                --
 Second Quarter   ...........................    6           4-3/4        0.0201      --          --                --
 Third Quarter    ...........................    8           5-3/4        0.0225      --          --                --
 Fourth Quarter   ...........................    8-3/16      7-5/16       0.0225      --          --                --

     On November 20, 1997, the last sale price of the Class A Common Stock as reported by the New York Stock Exchange was $13-3/8 per share and the last price of the Class B Common Stock as reported by the Nasdaq National Market was $13-3/4 per share.

     The Company has paid regular quarterly cash dividends on the Class B Common Stock since its formation in 1994 and paid regular quarterly cash dividends on the Class A Common Stock since its initial issuance in March 1996. Prior to 1994, BankAtlantic had paid regular quarterly cash dividends on its common stock since August 1993.

     The Company intends to continue to declare regular quarterly cash dividends on the Class A Common Stock and the Class B Common Stock. The Class A Common Stock is entitled to receive cash dividends equal to at least 110% of any cash dividends declared and paid on the Class B Common Stock. The declaration and payment of dividends will depend upon, among other things, the results of operations, financial condition and cash requirements of the Company and on the ability of BankAtlantic to pay dividends or otherwise advance funds to the Company, which in turn is subject to OTS regulations and is based upon BankAtlantic's regulatory capital levels and net income.

                                CAPITALIZATION

     The following table sets forth the consolidated historical capitalization, including deposits, of the Company at September 30, 1997 and as adjusted to reflect (i) the sale of the Class A Common Stock offered hereby and the estimated net proceeds therefrom, (ii) the sale of the Debentures offered hereby and the estimated net proceeds therefrom and (iii) the sale of both the Class A Common Stock and the Debentures offered hereby and the aggregate estimated net proceeds therefrom.

                                                                     SEPTEMBER 30, 1997
                                            --------------------------------------------------------------------
                                              ACTUAL       AS ADJUSTED(1)     AS ADJUSTED(2)     AS ADJUSTED(3)
                                            ------------   ----------------   ----------------   ---------------
                                                                   (DOLLARS IN THOUSANDS)
DEPOSITS AND BORROWINGS:
 Deposits  ..............................   $1,763,373        $1,763,373         $1,763,373        $1,763,373
 Advances from FHLB    ..................      548,706           548,706            548,706           548,706
 Securities sold under agreements
   to repurchase    .....................      128,369            90,661             31,887                 0
 Subordinated debentures  ...............       78,300            78,300            178,300           178,300
GUARANTEED PREFERRED BENEFICIAL INTERESTS
  IN COMPANY'S JUNIOR SUBORDINATED
  DEBENTURES(4)  ........................       74,750            74,750             74,750            74,750
STOCKHOLDERS' EQUITY:
 Preferred Stock, $0.01 par value,
   10,000,000 shares authorized, none
   issued and outstanding ...............            0                 0                  0                 0
 Class A Common Stock, 30,000,000
   shares authorized, 11,597,914,
   14,597,914, 11,597,914 and 14,597,914
   shares issued and outstanding,
   respectively(5)  .....................          116               146                116               146
 Class B Common Stock, 15,000,000 shares
   authorized, 10,677,778 shares issued
   and outstanding(5)  ..................          107               107                107               107
 Additional paid in capital  ............       54,857            92,535             54,857            92,535
 Retained earnings  .....................      100,352           100,352            100,352           100,352
 Net unrealized appreciation on debt
   securities available for sale--net of
   deferred income taxes  ...............        1,126             1,126              1,126             1,126
                                            -----------       -----------        -----------       -----------
  TOTAL STOCKHOLDERS' EQUITY    .........   $  156,558        $  194,266         $  156,558        $  194,266
                                            ===========       ===========        ===========       ===========

----------------
(1) As adjusted for the estimated net proceeds from the sale of 3,000,000 shares of Class A Common Stock being offered hereby and assumes that the Underwriters' overallotment option is not exercised.

(2) As adjusted for the estimated net proceeds from the sale of $100 million in principal amount of the Debentures offered hereby.

(3) As adjusted for the estimated aggregate net proceeds from the sale of both the Class A Common Stock and the Debentures offered hereby.

(4) Preferred Securities representing beneficial interests in an aggregate amount of $74,750,000 of the 9-1/2% Junior Subordinated Debentures of the Company. The Junior Subordinated Debentures will mature on June 30, 2027.

(5) Does not include 1,286,736 shares of Class A Common Stock issuable upon the exercise of stock options outstanding at September 30, 1997, of which 86,927 are currently exercisable, 6,996,337 shares of Class A Common Stock issuable upon conversion of the $57.3 million in outstanding principal amount of the 63/4% Convertible Debentures or 1,727,161 shares of Class B Common Stock issuable upon exercise of stock options outstanding at September 30, 1997, of which 413,769 are currently exercisable.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's historical and as adjusted ratio of earnings to fixed charges for the nine months ended September 30, 1997 and for the year ended December 31, 1996. The as adjusted ratio of earnings to fixed charges is presented as if the consummation of the offering of the Debentures had occurred on January 1, 1996 or January 1, 1997. Earnings used in computing the ratios shown consist of earnings from continuing operations before taxes, interest expense and non-cumulative preferred stock dividends. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits) and the portion of rental expense considered to be representative of interest. Interest expense (other than on deposits) includes interest on long-term obligations, FHLB borrowings, securities sold under agreements to repurchase and other funds borrowed.

                                              FOR THE NINE MONTHS               FOR THE YEAR
                                            ENDED SEPTEMBER 30, 1997       ENDED DECEMBER 31, 1996
                                          ----------------------------   ---------------------------
                                          HISTORICAL     AS ADJUSTED     HISTORICAL     AS ADJUSTED
                                          ------------   -------------   ------------   ------------
Excluding interest on deposits   ......      1.96           1.96            2.34           2.25
Including interest on deposits   ......      1.38           1.37            1.40           1.38

                         DESCRIPTION OF THE DEBENTURES

     The Debentures are a series of debt securities issued under an Indenture, to be dated as of November 26, 1997 (the "Indenture"), between the Company and First Trust National Association, as trustee (the "Trustee"). The Debentures are not savings accounts or deposits and are not insured by the FDIC or any other governmental agency. The terms and provisions of the Debentures include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act") as in effect on the date of the Indenture. The Debentures are subject to all such terms, and holders of the Debentures are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the Indenture is filed as an exhibit to the Registration Statement, of which this Prospectus is a part. For purposes of this section, the term "Company" means only BankAtlantic Bancorp, Inc. and not its subsidiaries.

GENERAL

     The Debentures will be general unsecured obligations of the Company limited to $100 million in aggregate principal amount. The Debentures will not be secured by the assets of the Company or otherwise and will not have the benefit of a sinking fund for the retirement of principal. The Debentures will rank on par with all subordinated indebtedness of the Company, including the Company's currently outstanding $21 million principal amount of 9% Debentures and $57.3 million principal amount of 6-3/4% Convertible Debentures, and will be subordinated in right of payment to all Senior Indebtedness (as defined below) of the Company, which may include obligations of the Company to BankAtlantic. The Debentures will be senior to the Company's currently outstanding 9-1/2% Junior Subordinated Debentures. The Company, or any subsidiary of the Company including BankAtlantic, may incur additional indebtedness constituting Senior Indebtedness or Indebtedness (as defined below) that ranks on par with the Debentures. The Indenture does not limit the total indebtedness that either the Company or any of its subsidiaries may incur. The Debentures will be subordinate to all indebtedness of the Company that does not state that it is subordinate to or on par with the Debentures. The right of the Company to participate in any distribution of assets of any subsidiary, upon its liquidation or reorganization or otherwise (and thus the ability of Holders of the Debentures to benefit indirectly from such distribution) is subject to the prior claims of creditors of that subsidiary.

     The Debentures will mature on December 1, 2007, unless redeemed earlier at the option of the Company. See "--Redemption or Repurchase of Debentures." The Debentures will bear interest at the rate per annum shown on the cover page of this Prospectus from the date of delivery or from the most recent Interest Payment Date (as defined in the Indenture) to which interest has been paid or provided for, payable semi-annually on June 1 and December 1 of each year, commencing June 1, 1998, to the person in whose name the Debenture (or any predecessor Debenture) is registered at the close of business on the preceding May 15 or November 15, as the case may be. Interest on the Debentures will be computed on the basis of a 360-day year of twelve 30-day months. The Trustee will serve as Debenture Registrar and Paying Agent for the Debentures. Principal and interest shall be payable by check mailed by the Trustee to the person entitled to payment on the interest payment date.

     The Debentures will be denominated in U.S. dollars and payments of principal of and interest on the Debentures will be in U.S. dollars. The Debentures may be presented for registration of transfer or exchange and shall be duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Registrar duly executed by the holder thereof or his attorney duly authorized in writing. The registered holder of a Debenture will be treated as its owner for all purposes. Money for the payment of principal or interest upon redemption remaining unclaimed for two years will be paid back to the Company at its request.

     The Company's primary source of funds for the payment of principal and interest on the Debentures is dividends from BankAtlantic. From time to time while the Debentures are outstanding

BankAtlantic may be subject to regulatory or contractual constraints that restrict its ability to pay dividends to the Company. See "Risk
Factors--Sources of Payments to Holders of Debentures; Ability to Pay Dividends; Possible Issuance of Additional Securities."

REDEMPTION OR REPURCHASE OF DEBENTURES

     The Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after December 1, 2000, on not less than 30 days notice, but not more than 60 days prior to the redemption date at the following redemption prices (expressed as percentages of principal amount), plus accrued interest to the redemption date, if redeemed during the twelve month period beginning December 1 of the years indicated below:

2000   ............   104%
2001   ............   103
2002   ............   102
2003   ............   101
2004   ............   and thereafter 100

     The Company may at any time repurchase the Debentures at any price in the open market or otherwise. Debentures so purchased by the Company may be held or resold or, at the discretion of the Company, may be surrendered to the Trustee for cancellation.

BOOK-ENTRY, DELIVERY AND FORM

     The Debentures to be sold as set forth herein will initially be issued in the form of a fully registered Global Certificate (the "Global Certificate"). The Global Certificate will be deposited on the date of the closing of the sale of the Debentures offered hereby with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Certificate Holder").

     Except as set forth below, the Global Certificate may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

     The Depositary has advised the Company and the Underwriters as follows: it is a limited-purpose trust company which was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or indirect participants.

     The Depositary has also advised that pursuant to procedures established by it (i) upon the issuance by the Company of the Debentures, the Depositary will credit the accounts of Participants designated by the Underwriters with the principal amount of the Debentures purchased by the Underwriters, and (ii) ownership of beneficial interests in the Global Certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to Participants' interests), the Participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Certificate is limited to such extent.

     All payments on the Global Certificate registered in the name of the Depositary's nominee will be made by the Company through the Paying Agent to the Depositary's nominee as the registered owner of the Global Certificate. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose name the Debentures are registered as the owners of such Debentures for the purpose of receiving payments of principal and interest on such Debentures and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor the Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Debentures to owners of beneficial interests in the Global Certificate. The Depositary has advised the Company and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to credit immediately the accounts of the Participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Certificate as shown on the records of the Depositary. Payments by Participants and indirect participants to owners of beneficial interests in the Global Certificate will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participants or indirect participants.

     Redemption notices shall be sent to the Depository. If less than all of the Debentures are being redeemed, the Depository's practice is to determine by lot the amount of the interest of each Participant in the Debentures to be redeemed.

     So long as the Global Certificate Holder is the registered owner of the Global Certificate, the Global Certificate Holder will be considered the sole holder under the Indenture of any Debentures evidenced by the Global Certificate. Beneficial owners of Debentures evidenced by the Global Certificate will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Debentures.

     The Company will issue Debentures in definitive form in exchange for the Global Certificate if, and only if, either (i) the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, (ii) an Event of Default has occurred and is continuing and the Debentures registrar has received a request from the Depositary to issue Debentures in definitive form in lieu of all or a portion of the Global Certificate (in which case the Company shall deliver Debentures in definitive form within 30 days of such request), or (iii) the Company determines not to have the Debentures represented by a Global Certificate. In any instance, an owner of a beneficial interest in the Global Certificate will be entitled to have Debentures equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debentures in definitive form. The Debentures so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only without coupons.

CONVERTIBILITY

     The holder of any Debenture will have the right, at its option, to convert the principal amount thereof (or any portion thereof in whole multiples of $1,000) into shares of the Company's Class A Common Stock at a conversion price of $16.18 per share (subject to adjustment as described below) at any time prior to maturity, unless previously redeemed, or in case a Debenture has been called for redemption, then with respect to such called Debenture, until and including the close of business on the third business day preceding the redemption date. Upon conversion, no payment of accrued interest will be made (unless the Debentures surrendered for conversion has been called for redemption), but if any holder surrenders a Debenture for conversion between the record date for the payment of an installment of interest and the next Interest Payment Date, such holder will forfeit his right to such interest payment and therefore such Debenture (unless called for redemption), when surrendered for conversion, must be accompanied by payment of an amount equal to the interest thereon which the holder on such record date is entitled to receive on the next interest payment date. No fractional shares will be issued upon conversion, but in lieu thereof, an appropriate amount based upon market prices will be paid in cash by the Company. In the case of Global Certificates, conversion will be effected by DTC upon notice from the holder of a beneficial interest in a Global Certificate in accordance with its rules and procedures. The Company will take all reasonable steps necessary to comply with federal and state securities laws in connection with the issuance of shares of Class A Common Stock upon conversion of the Debentures so that upon conversion such shares will not bear any legend restricting transfer.

ANTI-DILUTION PROVISIONS

     The conversion price of the Debentures is subject to adjustment upon the occurrence of certain events, including (i) the payment of a dividend in shares of Class A Common Stock to holders of Class A Common Stock or a dividend to holders of Class A Common Stock payable in shares of the Company's capital stock other than Class A Common Stock; (ii) the subdivision, combination or reclassification of outstanding shares of Class A Common Stock; (iii) the distribution to all holders of Class A Common Stock of evidences of indebtedness or assets (excluding cash dividends or cash distributions payable out of retained earnings or stock dividends) or subscription rights or warrants to subscribe for same; or (iv) the issuance of rights or warrants (other than those referred to above) entitling anyone to subscribe for or purchase shares of Class A Common Stock or securities or instruments convertible into shares of Class A Common Stock in each cash at less than current market price (as defined in the Indenture) for such Class A Common Stock. Any non-cash dividend or distribution per share of Class B Common Stock must be identical to the distribution per share of Class A Common Stock, except that a stock dividend or other distribution to holders of Class A Common Stock may be declared and issued in Class A Common Stock while a stock dividend or other distribution to holders of Class B Common Stock may be declared and issued in either Class A Common Stock or Class B Common Stock so long as the number of any shares so issued is, on a per share basis, the same. See "Description of Capital Stock--Dividends". The Company will not be required to make any adjustments in the conversion price of less than one percent of the conversion price, but the same will be carried forward and taken into account in the computation of any subsequent adjustment.

     In case of any reclassification or change of outstanding Class A Common Stock (with certain exceptions) or in case of any consolidation or merger of the Company with or into another person (with certain exceptions) or in case of any transfer or conveyance of the property of the Company substantially as an entirety, then the surviving entity will be required to execute and deliver a supplemental indenture providing that the Holder of each Debenture then outstanding would have the right thereafter to convert such Debenture into the kind and amount of securities or property receivable upon the reclassification, change, consolidation, merger, transfer or conveyance by a holder of the number of shares of Class A Common Stock into which such Debenture could have been converted immediately prior thereto.

SUBORDINATION

     The principal and premium, if any, and interest on the Debentures will be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness of the Company. As of June 30, 1997, the Company had no Senior Indebtedness outstanding. The Debentures will rank on a par with all subordinated indebtedness of the Company, including the Company's currently outstanding $21 million principal amount of 9% Debentures and $57.3 million principal amount of 6-3/4% Convertible Debentures. The Indenture does not limit the amount of Senior Indebtedness or other indebtedness, secured or unsecured, that the Company or any of its subsidiaries may incur. If payments on any Senior Indebtedness have been accelerated, the Company shall be prohibited from making any payment of principal, premium, if any, or interest on the Debentures until payments of the Senior Indebtedness are made or provided for. Upon any distribution of assets of the Company in connection with any dissolution, winding up, liquidation or reorganization of the Company, payment of principal, premium, if any, or interest on the Debentures will be subordinated, to the extent and in the manner set forth in the Indenture, to the prior payment in full of Senior Indebtedness. By reason of such subordination, in the event of a distribution of assets in any such proceeding, certain general creditors of the Company may recover more, ratably, than holders of the Debentures.

     "Senior Indebtedness" means any and all Indebtedness of the Company, except any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall be subordinate or shall rank pari passu in right of payment to the Debentures.

COVENANTS

     The Indenture contains certain customary covenants found in Indentures under the Trust Indenture Act, including covenants with respect to the payment of principal and interest, maintenance of an office or agency for administering the Debentures, holding of funds for payments on the Debentures in trust, payment by the Company of taxes and other claims, maintenance by the Company of its properties and its corporate existence and delivery of annual certifications to the Trustee.

RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS

     The Indenture provides that the Company cannot declare or pay dividends on, or purchase, redeem or acquire for value its capital stock, return any capital to holders of capital stock as such, or make any distribution of assets to holders of capital stock as such, unless, at the time of any such dividend declaration or the date of any such purchase, redemption, payment or distribution specified above, the Company is not in default in the payment of interest on the Debentures or an Event of Default has not occurred.

     The Indenture does not prohibit or restrict the Company from selling additional shares of capital stock or other debt securities nor from pledging BankAtlantic's capital stock. Further, BankAtlantic is not restricted from issuing any shares of capital stock of BankAtlantic or debt securities of BankAtlantic.

DEFAULTS AND REMEDIES

     An "Event of Default," as defined in the Indenture, includes (i) the failure by the Company to pay principal of or premium, if any, on the Debentures at maturity or upon redemption (whether or not such payment is prohibited by the subordination provisions), (ii) the failure by the Company to pay interest on any of the Debentures on any Interest Payment Date and such failure continues for a period of 30 days or more(whether or not such payment is prohibited by the subordination provisions), (iii) the failure by the Company to comply with any of its other agreements or covenants in, or provisions of, the Indenture and such default continues for the period and after the notice specified below and (iv) certain events of bankruptcy, insolvency or reorganization of the Company.

     A Default under clause (iii) above is not an Event of Default until the Trustee notifies the Company in writing, or the Holders of at least 25% in principal amount of the Debentures then outstanding notify the Company and the Trustee in writing, of the Default, and the Company does not cure the Default within 60 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default". Such notice shall be given by the Trustee if so requested in writing by the Holders of at least 25% in principal amount of the Debentures then outstanding. Any notice required to be delivered by the Trustee to the Company shall be given promptly after the Trustee becomes aware of such Default or is requested by such Holders to deliver such notice.

     The Indenture provides that the Trustee will, within 90 days after the occurrence of any Default known to it, mail to the Holders notice of such Default, provided that, except in the case of Default in the payment of principal of or interest on any of the Debentures, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders.

     The Indenture only permits acceleration of payment of principal of the Debentures upon an Event of Default resulting from the failure of the Company to pay principal or interest on the Debentures or upon certain events of bankruptcy, insolvency or reorganization. If an Event of Default resulting from the failure of the Company to pay principal or interest on the Debentures or upon certain events of bankruptcy, insolvency or reorganization shall have occurred and be continuing, the Trustee or the Holders of not less than 30% in aggregate principal amount of the Debentures then outstanding, by notice in writing to the Company (and to the Trustee if given by the Holders), may declare to be immediately due and payable all unpaid principal of all the Debentures. An acceleration and its consequences may be rescinded and past defaults waived by Holders of a majority in principal amount of the Debentures then outstanding upon conditions provided in the Indenture. No Holder may pursue any remedy under the Indenture unless such Holder has previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 30% in principal amount of the Debentures then outstanding have requested the Trustee in writing to pursue the remedy and offered the Trustee indemnity satisfactory to the Trustee against loss, liability and expense to be thereby incurred and the Trustee has failed so to act within 60 days after receipt of the same.

     The Indenture requires the Company to file periodic reports with the Trustee as to the absence of defaults.

SATISFACTION, DISCHARGE AND DEFEASANCE

     The Indenture provides that the Company will at its option either (a) be deemed to have paid and discharged the entire indebtedness represented by and its obligations under the Debentures (except for the obligation to pay the principal of, premium, if any, and interest on, the Debentures and certain obligations to register the transfer or exchange of the Debentures, to replace temporary or mutilated, destroyed, lost or stolen Debentures, to maintain an office or agency in respect to the Debentures and to hold moneys for payment in trust) ("legal defeasance") or (b) cease to be under any obligation to comply with certain terms, provisions or conditions of the Indenture (those terms, provisions or conditions described in the Indenture under "Consolidation, Merger or Sale") or the terms, provisions or conditions of the Debentures ("covenant defeasance") in either case, on the 91st day after (i) the Company has paid or caused to be paid all other sums payable with respect to the outstanding Debentures and the Company has delivered to the Trustee a certificate from an authorized officer and an opinion of legal counsel, each stating that all conditions precedent relating to the satisfaction and discharge of the entire indebtedness on all of the outstanding Debentures have been complied with; (ii) the Company has deposited or caused to be deposited irrevocably with the Trustee as a trust fund specifically pledged as security for the benefit of the holders of the Debentures, (x) dollars in an amount or
(y) U.S. Government Obligations (as defined in the Indenture) (which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than the due date of any payment of principal, premium, if any, and interest on the outstanding Debentures) in an amount or (z) a combination of (x) and (y), sufficient to pay and discharge each installment of principal of and interest or premium, if any, on the outstanding Debentures on the dates such installments of interest or principal or premium, if any, are due; and (iii) no Event of Default has occurred and is continuing on the date of such deposit. Among the conditions of the Company's exercising any such option, the Company is required to deliver to the Trustee an opinion of independent counsel of recognized standing to the effect that the deposit and related defeasance would not cause the Holders of the Debentures to recognize income, gain or loss for United States Federal income tax purposes and that the Holders will be subject to United States Federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such deposit and related defeasance had not occurred.

CONSOLIDATION, MERGER OR SALE OF ASSETS

     The Indenture provides that the Company will not merge or consolidate with or sell all or substantially all of its assets to, any entity unless it is the surviving or successor entity in such transaction and, immediately thereafter, is not in default under the Indenture or, if it is not the surviving or successor entity, the successor entity expressly assumes the Company's obligations under the Indenture and, immediately after such transaction, the successor entity is not in default under the Indenture. Any successor entity shall assume by supplemental indenture all of the obligations of the Company under the Debentures and the Indenture and the entity formed by such consolidation or into which the Company is merged shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter the predecessor entity shall be relieved of all obligations and covenants under the Indenture and the Debentures issued thereunder and may thereafter be liquidated and dissolved.

MODIFICATION OF THE INDENTURE

     The Indenture provides that the Company and the Trustee may, without the consent of any holders of Debentures, enter into supplemental indentures for purposes, among other things, of: (a) evidencing the succession of another entity to the Company and the assumption by any such successor of the covenants of the Company; (b) making any change that does not adversely affect the rights of any Holders; or (c) curing any ambiguity, defect or inconsistency; provided, however, that such action shall not adversely affect the interest of the Holders in any material respect.

     Most of the terms of the Indenture and the Debentures may be modified with the consent of the Holders of not less than two-thirds of the principal amount of Debentures then outstanding. However, each Holder must agree to: (i) an extension of maturity, (ii) a reduction in principal amount or the rate of interest on the Debentures, (iii) an increase in the conversion price of the Debentures, (iv) a reduction in the premium, if any, payable upon redemption or
(v) a reduction in the aforesaid percentage required for modification.

     The Company may omit in any particular instance to comply with any covenant or condition as set forth in the Indenture if before the time for such compliance two-thirds of the Holders of the principal amount of Debentures then outstanding shall either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver may extend to or affect such covenant or condition except to the extent so expressly waived, and until such waiver has become effective, the obligation of the Company and the duties of the Trustee in respect of any such covenant will remain in full force and effect. No supplemental indenture will affect the seniority rights of the holders of Senior Indebtedness without the consent of such holders.

REGARDING THE TRUSTEE

     The Company and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of their businesses.

                         DESCRIPTION OF CAPITAL STOCK

     The following summary description of the Company's capital stock does not purport to be complete and is subject to the more detailed provisions of the Company's Articles of Incorporation and Bylaws and is qualified in its entirety by reference thereto.

     The authorized capital stock of the Company consists of 30,000,000 shares of Class A Common Stock, par value $.01 per share, 15,000,000 shares of Class B Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of November 18, 1997, the Company had 11,597,914 shares of Class A Common Stock and 10,677,778 shares of Class B Common Stock issued and outstanding and no shares of Preferred Stock were outstanding.

     The Class A Common Stock and the Class B Common Stock have substantially identical terms except that (i) the Class B Common Stock is entitled to one vote per share while the Class A Common Stock has no voting rights other than those which may be required by Florida law in certain limited circumstances and
(ii) the Class A Common Stock is entitled to receive cash dividends equal to at least 110% of any cash dividends declared and paid on the Class B Common Stock.

     VOTING

     The holders of Class B Common Stock currently possess exclusive voting rights in the Company. Shares of Preferred Stock issued in the future may be granted voting rights at the discretion of the Board of Directors. On matters submitted to the shareholders of the Company, the holders of the Class B Common Stock will be entitled to one vote for each share held, while holders of Class A Common Stock will not be entitled to vote except as may be required by Florida law. Under the Florida Business Corporation Act (the "FBCA"), holders of Class A Common Stock would currently be entitled to vote as a separate voting group on certain amendments to the Company's Articles of Incorporation including, without limitation, amendments which (i) increase or decrease the authorized number of shares of Class A Common Stock, (ii) change the designation, rights, preferences or limitations of the Class A Common Stock,
(iii) create a new class of shares, or increase the rights, preferences or number of authorized shares, which would have rights or preferences with respect to distributions or dissolution that are prior, superior or substantially equal to the Class A Common Stock, or (iv) effect an exchange or reclassification of shares of another class of stock into shares of Class A Common Stock or of Class A Common Stock into shares of another class. In addition, under the FBCA holders of Class A Common Stock would currently be entitled to vote as a separate voting group on any plan of merger or plan of share exchange which contains a provision which, if included in a proposed amendment to the Articles of Incorporation, would require their vote as a separate voting group. No shares have cumulative voting rights.

     DIVIDENDS

     Holders of shares of Class A Common Stock and Class B Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. The holders of Class A Common Stock will be entitled to receive cash dividends in an amount equal to at least 110% of any cash dividends declared and paid on the Class B Common Stock. With respect to dividends other than cash (including stock splits and stock dividends), the distribution per share with respect to Class A Common Stock will be identical to the distribution per share with respect to Class B Common Stock, except that a stock dividend or other distribution to holders of Class A Common Stock may be declared and issued in Class A Common Stock while a stock dividend or other distribution to holders of Class B Common Stock may be declared and issued in either Class A Common Stock or Class B Common Stock (at the discretion of the Board) provided that the number of any shares so issued is, on a per share basis, the same. The ability of the Company to pay cash dividends is subject to the ability of BankAtlantic to pay dividends or make other distributions to the Company, which in turn is subject to limitations which are imposed by law and regulation. See "Risk Factors--Sources of Payments to Holders of Debentures; Ability to Pay Dividends; Possible Issuance of Additional Securities."

     LIQUIDATION RIGHTS

     In the event of any liquidation or dissolution of the Company, all assets of the Company legally available for distribution after payment or provision for payment of: (i) all debts and liabilities of the Company; (ii) any accrued dividend claims; (iii) liquidation preferences of any Preferred Stock which may be outstanding; and (iv) any interests in the Company's liquidation account, will be distributed ratably, in cash or in kind, among the holders of Class A Common Stock and Class B Common Stock.

     TRANSFER AGENT AND REGISTRAR--ChaseMellon Shareholder Services, LLC.

     OTHER CHARACTERISTICS--Neither the Class A Common Stock nor the Class B Common Stock is entitled to any preemptive right to subscribe for or receive any shares of any class of stock of the Company (or any securities convertible into shares of stock of the Company) issued in the future.

PREFERRED STOCK

     By amendment to its Articles of Incorporation without shareholder vote, the Company may provide for one or more classes of Preferred Stock, which must be separately identified. The shares of any such class may be divided into and issued in series, with each series separately designated so as to distinguish the shares thereof from the shares of all other series and classes. The terms of each series shall be set forth in a supplementary section to the Company's Articles of Incorporation and may provide for, among other things, board representation, voting rights and dividend and liquidation preferences. All shares of the same class must be identical except as to certain relative rights and preferences specified in the Company's Articles of Incorporation, as to which there may be variations between different series.

                                 UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters named below, through their Representative, Ryan, Beck & Co., Inc. (the "Representative"), have severally agreed to purchase from the Company the number of shares of Class A Common Stock and the principal amount of Debentures set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all the shares of Class A Common Stock and all Debentures if any of the shares of Class A Common Stock or Debentures, respectively, are purchased.

                                       NUMBER OF SHARES OF     PRINCIPAL AMOUNT
UNDERWRITER                           CLASS A COMMON STOCK     OF DEBENTURES
-----------------------------------   ----------------------   -----------------
Ryan, Beck & Co., Inc.    .........         2,250,000            $ 75,000,000
Tucker Anthony Incorporated  ......           750,000              25,000,000
                                            ----------           -------------
  TOTAL    ........................         3,000,000            $100,000,000
                                            ==========           =============

     The Company has been advised by the Representative that the Underwriters propose initially to offer the Class A Common Stock and the Debentures to the public at the respective public offering prices set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $0.40 per share of Class A Common Stock and $16.50 per Debenture. The Underwriters may allow and such dealers may re-allow a concession not in excess of $.10 per share of Class A Common Stock and $2.50 per Debenture to certain other dealers. After the initial public offering, the respective public offering prices and such concessions may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 450,000 shares of Class A Common Stock at the public offering price set forth on the cover page hereof less underwriting discounts. The Underwriters may exercise such option to purchase additional shares of Class A Common Stock solely for the purpose of covering over-allotments, if any, incurred in the sale of the Class A Common Stock.

     The Company has agreed to indemnify the Underwriters against and contribute toward certain liabilities, including liabilities under the Securities Act.

     Until the distribution of the Class A Common Stock and the Debentures is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Class A Common Stock and Debentures. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Class A Common Stock and the Debentures. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock and the Debentures.

     If the Underwriters create a short position in the Class A Common Stock or the Debentures in connection with the offering (I.E., if they sell more shares of Class A Common Stock or Debentures than are set forth on the cover page of this Prospectus), the Underwriters may reduce that short position by purchasing Class A Common Stock or Debentures, as applicable, in the open market. The Underwriters also may elect to reduce any short position in the Class A Common Stock by exercising all or part of the over-allotment option described herein.

     The Representative also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representative purchases shares of Class A Common Stock or Debentures in the open market to reduce the Underwriters' short position or to stabilize the price of the Class A Common Stock or the Debentures, it may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those securities as part of the Offering.

     In general, purchases of securities for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock or the Debentures. In addition, neither the Company nor any of the Underwriters makes any representation that the Representative will engage in such transactions or that such transactions, once announced, will not be discontinued without notice.

     Certain of the Underwriters or their affiliates have provided from time to time and expect to provide in the future, investment banking services to the Company and its affiliates for which such Underwriter or their affiliates have received or will receive customary fees and commissions.

     The Company owns 50% of the voting securities of Florida Atlantic Securities Corp. ("FASI"), an investment banking and securities brokerage firm which may participate as a dealer in the offerings contemplated hereby upon the same terms as any other dealer participating in the offerings. Alan B. Levan, Chairman of the Board and Chief Executive Officer of the Company, is also the Chairman of the Board of FASI.

                                 LEGAL MATTERS

     The validity of the Class A Common Stock and the Debentures offered hereby will be passed upon for the Company by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Suite 2200, 150 West Flagler Street, Miami, Florida 33130, counsel to the Company. Certain legal matters have been passed upon for the Underwriters by Malizia, Spidi, Sloane & Fisch, P.C., One Franklin Square, 1301 K Street, N.W., Suite 700 East, Washington, D.C., counsel to the Underwriters.

                                    EXPERTS

     The consolidated financial statements of BankAtlantic Bancorp, Inc. as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission are hereby incorporated in this Prospectus by reference and made a part hereof:

    (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Commission on March 21, 1997.

    (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed with the Commission on May 15, 1997.

    (3) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed with the Commission on August 14, 1997.

    (4) The Company's Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1997, filed with the Commission on November 4, 1997.

    (5) The Company's Current Report on Form 8-K, dated January 6, 1997, filed with the Commission on January 22, 1997.

    (6) The Company's Current Report on Form 8-K, dated February 4, 1997, filed with the Commission on February 13, 1997.

    (7) The Company's Current Report on Form 8-K, dated June 6, 1997, filed with the Commission on June 12, 1997.

    (8) The Company's Current Report on Form 8-K, dated July 22, 1997, filed with the Commission on July 24, 1997.

    (9) The Company's Current Report on Form 8-K, dated August 1, 1997, filed with the Commission on August 5, 1997.

   (10) The Company's Current Report on Form 8-K, dated October 31, 1997, filed with the Commission on November 6, 1997.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Class A Common Stock and the Debentures shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Written requests should be directed to BankAtlantic Bancorp, Inc., 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304, Attention: Secretary, telephone: 954-760-5000.

          ----------------------------           ----------------------------
          ----------------------------           ----------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                   ---------

                               TABLE OF CONTENTS

                                       PAGE
                                       -----
Summary  .............................    4
The Offering  ........................    6
Risk Factors  ........................   12
Use of Proceeds  .....................   17
Price Range for Common Stock and
   Dividends  ........................   18
Capitalization   .....................   19
Description of the Debentures   ......   21
Description of Capital Stock    ......   28
Underwriting  ........................   30
Legal Matters    .....................   31
Experts    ...........................   31
Incorporation of Certain Documents
  by Reference  ......................   31

                          [BankAtlantic Bancorp logo]

                               3,000,000 SHARES
                             CLASS A COMMON STOCK
                                 (NON-VOTING)

                                 $100,000,000
              5.625% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2007

                                 -------------

                                   PROSPECTUS

                                 -------------

                                Byan, Beck & Co.

                                 Tucker Anthony
                                  Incorporated

                               November 20, 1997


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